Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE FIRST QUARTER ENDED
OCTOBER 27, 2018

Contact:	John Van Orden, CFO
(973) 467-2200
john.vanorden@wakefern.com
Springfield, New Jersey – December 6, 2018 – Village Super Market, Inc. (NASDAQ:VLGEA) today reported its results of operations for the first quarter ended October 27, 2018.

Net income was $6,269,000 in the first quarter of fiscal 2019 compared to $3,016,000 in the first quarter of the prior year. The first quarter of fiscal 2019 includes a $290,000 gain for Superstorm Sandy insurance proceeds received. Excluding this item from the first quarter of fiscal 2019, net income increased 98% in the first quarter of fiscal 2019 compared to the prior year primarily due to increased same store sales, higher gross profit margins and the favorable impact of the Tax Act.

Sales were $401,550,000 in the first quarter of fiscal 2019, an increase of 3.7% compared to the first quarter of the prior year.   Sales increased 3.7% due to the opening of the Bronx, New York City store on June 28, 2018 and a same store sales increase of 1.3%. Sames store sales increased due primarily to growth in recently remodeled and expanded stores partially offset by the impact of one competitor store opening. The Company expects same store sales in fiscal 2019 to increase .5% to 2.5%.  New stores and replacement stores are included in same store sales in the quarter after the store has been in operation for four full quarters.  Store renovations and expansions are included in same store sales immediately.

Gross profit as a percentage of sales increased to 27.92% in the first quarter of fiscal 2019 compared to 27.05% in the first quarter of the prior year primarily due to decreased promotional spending, increased departmental gross margin percentages, a favorable change in product mix, increased patronage dividends and other rebates from Wakefern and decreased warehouse assessment charges from Wakefern.

Operating and administrative expense as a percentage of sales decreased to 23.98% in the first quarter of fiscal 2019 compared to 24.06% in the first quarter of the prior year due primarily to a gain for Superstorm Sandy insurance proceeds received (.10%). Excluding this gain, Operating and administrative expenses as a percentage of sales increased .02% in the first quarter of fiscal 2019 compared to the first quarter of the prior year.

Village Super Market operates a chain of 30 supermarkets under the ShopRite name in New Jersey, Maryland, northeastern Pennsylvania and New York City.
Forward Looking Statements
All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended
	October 27, 2018	October 28, 2017 (1)

Sales	$401,550	$387,340

Cost of sales	289,437	282,548

Gross profit	112,113	104,792

Operating and administrative expense	96,293	93,205

Depreciation and amortization	6,898	6,235

Operating income	8,922	5,352

Interest expense	(1,116)	(1,105)

Interest income	1,178	900

Income before income taxes	8,984	5,147

Income taxes	2,715	2,131

Net income	$6,269	$3,016

Net income per share:
Class A common stock:
Basic	$0.49	$0.23
Diluted	$0.43	$0.21

Class B common stock:
Basic	$0.32	$0.15
Diluted	$0.32	$0.15

Gross profit as a % of sales	27.92%	27.05%
Operating and administrative expense as a % of sales	23.98%	24.06%

(1) The Company adopted ASU No. 2014-09, “Revenue from Contracts with Customers,” using the full retrospective approach in fiscal 2019. As a result of the adoption of the standard, $913 of certain other income streams, including commissions for gift card and lottery sales and services fees for ShopRite From Home, that were previously presented as a reduction in operating expenses were reclassified to sales for the 13 week period ended October 28, 2017. Additionally, $47 of pharmacy fees previously recorded as cost of sales were reclassified as a reduction of sales for the 13 week period ended October 28, 2017.